Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 F: 650.493.6811

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY HASHICORP, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

November 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin
Kathleen Collins
David Edgar
Jan Woo

Re:	HashiCorp, Inc.
Registration Statement on Form S-1
File No: 333-260757
CIK No. 0001720671

Ladies and Gentlemen:

On behalf of our client, HashiCorp, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 26, 2021, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently submitting via EDGAR this letter and a publicly filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for the page references contained in the comment of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1. Capitalized terms used and not defined in this response are defined in the response letter dated September 17, 2021.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

HashiCorp, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

November 17, 2021

Critical Accounting Policies and Estimates

Common Stock Valuation, page 98

5.

Please provide us with a breakdown of all stock-based compensation awards granted and secondary sales transactions to date in fiscal 2022, including the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

The Company refers to its response to prior Comment No. 5 in the response letter dated September 17, 2021 to provide for the retrospective assessment of the fair value of the Company’s Class B common stock for financial reporting purposes in connection with the awards granted between July 31, 2021 and October 31, 2021. In management’s judgment, it was appropriate to estimate the fair value using an analysis to determine a preliminary range of prices at which management believes the Company could market its Class A shares in its initial public offering (the “IPO”). The range was determined by management after taking into account the forward revenue multiples from various peer companies, including recent initial public offerings of several peer companies that have occurred since the date of the Contemporaneous July 2021 Valuation Report, and discussions that management had with certain of the underwriters for the IPO that took place on November 11, 2021. After taking into account these inputs, management estimated that the indications of the market capitalization ranged between $[****] billion to $[****] billion (calculated as $[****] and $[****] per share). Based upon this information, the Company determined an estimated fair value per share of $[****] (the “October 2021 Market Price Estimate”). This estimated fair value per share was determined based on the midpoint of the range noted above and after taking into consideration the fully diluted number of shares of Common Stock expected to be issued and outstanding as of the effective date of the IPO, after giving effect to the shares expected to be issued in the IPO. The preliminary range noted above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company has used a straight-line methodology to interpolate the estimated fair value between July 31, 2021 and the October 2021 Market Price Estimate for the stock options covering 8,900 shares of common stock granted on August 24, 2021 and the 921,310 RSUs granted on August 24, 2021, resulting in an Estimated Class B Common Stock Fair Value Per Share for Financial Reporting Purposes of $24.25 (Black-Scholes fair value for stock options) and $47.07 respectively.

* * * *

HashiCorp, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

November 17, 2021

Please direct any questions with respect to this confidential submission to me or Michael Coke at (650) 493-9300 or tjeffries@wsgr.com or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David McJannet, HashiCorp, Inc.

Navam Welihinda, HashiCorp, Inc.

Paul D. Warenski, HashiCorp, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Latham & Watkins LLP

John Williams, Latham & Watkins LLP

HashiCorp, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.